Exhibit 99.1

Management’s Discussion & Analysis

As at May 2, 2011

Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations of Nova Scotia Power Inc. during the first quarter of 2011 relative to 2010, and its financial position as at March 31, 2011 relative to December 31, 2010. To enhance shareholders’ understanding, certain multi-year historical financial and statistical information is presented.

This discussion and analysis should be read in conjunction with the Nova Scotia Power Inc. unaudited condensed financial statements and supporting notes as at and for the three month period ended March 31, 2011 and the Nova Scotia Power Inc. MD&A and annual audited financial statements and supporting notes as at and for the year ended December 31, 2010, prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). Effective January 1, 2011, Nova Scotia Power Inc. follows United States Generally Accepted Accounting Principles (“USGAAP”), including the application of rate-regulated accounting. Nova Scotia Power Inc.’s accounting policies are subject to examination and approval by the Nova Scotia Utility and Review Board (“UARB”). The rate-regulated accounting policies of Nova Scotia Power Inc. may differ in the timing of recognition of certain assets, liabilities, revenue and expenses from USGAAP for non-regulated companies.

Throughout this discussion, “NSPI” and “Company” refer to Nova Scotia Power Inc.

All amounts are in Canadian dollars (“CAD”).

Additional information related to NSPI, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward Looking Information

This MD&A contains forward-looking information and statements which reflect the current view with respect to the Company’s objectives, plans, financial and operating performance, business prospects and opportunities. Certain factors that may affect future operations and financial performance are discussed in the Outlook section of the MD&A. Wherever used, the words “may”, “will”, “intend”, “estimate”, “plan”, “believe”, “anticipate”, “expect”, “project” and similar expressions are intended to identify such forward-looking information and statements and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the times at which, such events, performance or results will be achieved.

Although NSPI believes such forward-looking information and statements are based on reasonable assumptions, this information and statements are subject to certain risks, uncertainties and assumptions pertaining to, but not limited to, operating performance, regulatory requirements, weather, general economic conditions, commodity prices, interest rates and foreign exchange rates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. NSPI disclaims any intention or obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Structure of MD&A

This MD&A reflects a change to USGAAP effective January 1, 2011. Information derived from the Statements of Income and Balance Sheets for and as at March 31, 2010, along with other select financial information for 2010 and 2009 has been adjusted to USGAAP. All prior period comparative information that has been adjusted to USGAAP is clearly labeled “adjusted”.

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This MD&A begins with an Introduction and Strategic Overview, followed by the Financial Review of the Statements of Income, Balance Sheets and Statements of Cash Flow highlights; then continues with a discussion on Outlook, Liquidity and Capital Resources, Transactions with Related Parties, Financial Risk and Financial Instruments and Summary of Quarterly Results.

INTRODUCTION AND STRATEGIC OVERVIEW

NSPI was created in 1992 through the privatization of the crown corporation Nova Scotia Power Corporation. NSPI is a fully-integrated regulated electric utility and the primary electricity supplier in Nova Scotia, Canada. The Company provides electricity generation, transmission and distribution services to approximately 490,000 customers and has $3.9 billion in assets. The Company is regulated by the UARB under a cost-of-service model, with rates set to recover prudently-incurred costs of providing electricity service to customers, and provide an appropriate return to investors. NSPI’s prescribed regulated return on equity (“ROE”) range for 2011 is 9.1 percent to 9.6 percent, based on an actual regulated common equity component of up to 40 percent of average regulated capitalization.

Non-GAAP Financial Measure

NSPI uses a financial measure that does not have a standardized meaning under USGAAP.

“Electric margin” is a non-GAAP financial measure used by NSPI and is defined as electric revenues less “Fuel for generation and purchased power” and “Fuel for generation and purchased power – affiliates”, net of the “Fuel adjustment” and fuel related foreign exchange losses or gains and other fuel related costs. This measure is disclosed as management believes it provides useful information regarding the effect of the fuel adjustment mechanism (“FAM”) on NSPI’s operations. Electric margin is discussed in the Review of 2011 section.

Developments

Light–emitting Diode Streetlight Legislation

On April 21, 2011, the Nova Scotia Government introduced legislation requiring light-emitting diode (“LED”) lighting to be mandatory on Nova Scotia’s roads and highways; this legislation builds on previous initiatives focused on energy efficiency and environmental responsibility. The cost to convert to LED lighting province-wide is estimated to be $100 million. NSPI is responsible for approximately 90 percent of the conversion within the Province, with the other 10 percent to be replaced by municipalities. The streetlight conversions are to be completed within five years with NSPI’s related capital costs subject to UARB review and approval.

Nova Scotia Provincial Environmental Regulations

On April 11, 2011, the Nova Scotia Government announced that the cap on the annual amount of new forest biomass that can be used to generate electricity will be lowered by 30 percent to 350,000 dry tonnes per year to protect the sustainability of Nova Scotia's forests. NSPI’s 60 megawatt (“MW”) Port Hawkesbury Biomass Project is not affected by this announcement.

On April 8, 2011, the Nova Scotia Government introduced the Electricity Act (amended), to facilitate the eligibility of energy from the Lower Churchill Project in Labrador as a resource for meeting Nova Scotia’s renewable electricity targets. The amendment will allow regulations to be developed to make the goal of 40 percent renewable electricity by 2020 a legal requirement.

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Digby Wind Renewable Energy Project

On March 9, 2011, the UARB approved a capital work order for the Digby Wind Renewable Energy Project, which included a substation, network upgrades and interconnection costs, in the total amount of $79.8 million. This project went into service in December 2010.

Appointments

On May 2, 2011, James Eisenhauer, FCA was named Chairman of NSPI’s Board of Directors, replacing George A Caines.

FINANCIAL REVIEW

Review of 2011

NSPI Q1 Net Income millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Operating revenues	$371.2	$342.8

Fuel for generation and purchased power	168.9	179.6
Fuel for generation and purchased power – affiliates	2.1	1.6
Fuel adjustment	(5.8)	(39.4)
Operating, maintenance and general	65.5	54.9
Provincial grants and taxes	9.6	10.0
Depreciation and amortization	42.6	41.1

Total operating expenses	282.9	247.8

Income from operations	88.3	95.0
Other expenses, net	2.2	3.6
Interest expense, net	26.9	26.1

Income before provision for income taxes	59.2	65.3
Income tax recovery	(6.4)	(1.9)

Net income of Nova Scotia Power Inc.	65.6	67.2
Dividends on preferred stock	2.0	2.0

Net income attributable to common shareholders	$63.6	$65.2

NSPI’s net income attributable to common shareholders decreased $1.6 million to $63.6 million in Q1 2011 compared to $65.2 million in Q1 2010 (adjusted). Highlights of the net income changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Net income attributable to common shareholders – 2010 (adjusted)	$65.2
Increased electric margin (see Electric Margin section for explanation)	5.8
Increased operating, maintenance and general expenses due primarily to increased pension costs, labour escalation and higher plant maintenance costs	(10.6)
Increased net depreciation and amortization due primarily to increased property, plant and equipment partially offset by decreased regulatory amortization	(1.2)
Decreased income taxes due primarily to decreased income before provision for income taxes and a lower statutory income tax rate	4.5
Other	(0.1)

Net income attributable to common shareholders – 2011	$63.6

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Balance Sheets Highlights

Significant changes in the balance sheets between March 31, 2011 and December 31, 2010 (adjusted) include:

millions of Canadian dollars	Increase (Decrease)	Explanation
Assets
Receivables, net	$48.2	Increased due to seasonal business trends.
Inventory	(25.0)	Decreased solid fuel inventory.
Prepaid expenses	13.1	Timing of provincial grants in lieu of taxes and insurance payments.
Regulatory assets (current and long-term)	20.1	Increased deferred income taxes regulatory asset and increased FAM regulatory asset, partially offset by regulatory amortization.
Property, plant and equipment, net of accumulated depreciation	14.6	Capital spending.
Deferred income taxes	(16.8)

Decreased deferred income tax asset on net pension liability, and increased deferred income tax liability on property, plant and equipment, including renewable investments, resulting in reclassification to deferred income tax liability.

Liabilities and Equity
Short-term debt and long-term debt (including current portion)	(16.3)	Decreased debt levels.
Accounts payable	(44.7)	Timing of payments.
Other liabilities (current and long-term)	11.3	Timing of payments.
Deferred income taxes (current and long-term)	32.7

Increased deferred income tax liability on property, plant and equipment, including renewable investments, and decreased deferred income tax asset on net pension liability, resulting in reclassification of deferred income tax asset.

Regulatory liabilities (current and long-term)	(35.4)	Decreased deferred income taxes regulatory liability.
Common stock	50.0	Issuance of common shares.
Retained earnings	63.6	Net income.

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Cash Flow Highlights

Significant changes in the statements of cash flows between March 31, 2011 and 2010 (adjusted) include:

Three months ended March 31 millions of Canadian dollars	2011	2010 (adjusted)	Explanation
Cash, beginning of period	$0.3	$0.3
Provided by (used in):
Operating activities	20.7	(13.6)	In 2011, cash income, partially offset by unfavorable non-cash working capital.
			In 2010, unfavorable non-cash working capital, partially offset by cash income.
Investing activities	(52.4)	(51.7)	In 2011 and 2010, capital spending, including additions associated with multi-year projects and renewable investments.
Financing activities	31.7	65.3	In 2011, issuance of common shares, partially offset by decreased debt levels.
			In 2010, increased debt levels.
Cash, end of period	$0.3	$0.3

Operating Revenues

NSPI’s operating revenues include sales of electricity and other services. The components of operating revenues are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Electric revenues	$363.4	$337.5
Other revenues	7.8	5.3

Operating revenues	$371.2	$342.8

Electric Revenues

Electric sales volume is primarily driven by general economic conditions, population and weather. Residential and commercial electricity sales are seasonal, with Q1 and Q4 the strongest periods, reflecting colder weather and fewer daylight hours in the winter season.

NSPI’s residential load generally comprises individual homes, apartments and condominiums. Commercial customers include small retail operations, large office and commercial complexes, and the province’s universities and hospitals. Industrial customers include manufacturing facilities and other large volume operations. Other revenues consist of export sales, sales to municipal electric utilities and revenues from street lighting.

Q1 Electric Sales Volumes Gigawatt hours (“GWh”)
	2011	2010	2009
Residential	1,445	1,390	1,432
Commercial	872	849	877
Industrial	987	965	839
Other	87	86	98

Total	3,391	3,290	3,246

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Q1 Electric Revenues millions of Canadian dollars
	2011	2010	2009
Residential	$185.2	$172.3	$179.2
Commercial	95.2	88.4	93.1
Industrial	71.7	66.2	63.9
Other	11.3	10.6	11.6

Total	$363.4	$337.5	$347.8

NSPI’s electricity rates are set based on forecasted fuel and non-fuel costs plus a reasonable return to investors. Consequently, the Company’s electric revenues are comprised of revenues related to the recovery of fuel costs (“fuel electric revenues”) and revenues related to the recovery of non-fuel costs (“non-fuel electric revenues”).

With the introduction of the FAM on January 1, 2009, NSPI is able to seek full recovery of fuel costs through regularly scheduled rate adjustments, thus reducing the impact of volatile fuel markets on the Company’s income. As a result, fuel electric revenues do not have a material effect on net income.

NSPI’s customer segments contribute differently to the Company’s non-fuel electric revenues. Changes in volume of residential and commercial customers, largely due to weather, have the largest effect on non-fuel electric revenues. Changes in industrial load, which are generally due to economic conditions, do not have a significant effect on non-fuel electric revenues.

The fuel electric revenues are comprised of the recovery of fuel costs incurred in the current year and the over- or under-recovery of fuel costs from the preceding periods. Since fuel costs are recovered through the FAM, the electric margin is influenced primarily by revenues relating to non-fuel costs and the FAM incentive expense or recovery. Electric revenues are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
	2011	2010
Fuel electric revenues – current year	$155.2	$148.7
Fuel electric revenues – prior years recovery (rebate)	8.2	(6.4)
Non-fuel electric revenues	200.0	195.2

Electric revenues	$363.4	$337.5

Electric revenues increased $25.9 million to $363.4 million in Q1 2011 compared to $337.5 million in Q1 2010. Highlights of the changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Electric revenues – 2010	$337.5
Increased fuel related electricity pricing effective January 1, 2011	14.1
Increased residential and commercial sales volumes	8.6
Increased industrial sales volume	2.9
Other	0.3

Electric revenues – 2011	$363.4

Electric Margin

As noted above, NSPI’s fuel costs are recoverable from customers through the FAM. Differences between actual fuel costs and amounts recovered from customers through electricity rates in a period are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent period. The primary effect on electric margin and net income in relation to the recovery of fuel costs is the incentive component of the FAM, with NSPI retaining or absorbing 10 percent of the

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over- or under-recovered amount less the difference between the incentive threshold and the base amount to a maximum of $5 million.

NSPI’s electric margin is influenced by non-fuel revenues and the FAM incentive. NSPI’s electric margin is summarized in the following table:

millions of Canadian dollars	Three months ended March 31
	2011	2010
Electric revenues	$363.4	$337.5
Fuel for generation and purchased power, including affiliates	(171.0)	(181.2)
Fuel adjustment	5.8	39.4
Other fuel related costs	0.5	(2.8)

Electric margin	$198.7	$192.9

NSPI’s electric margin increased $5.8 million to $198.7 million in Q1 2011 compared to $192.9 million in Q1 2010 due primarily to increased residential and commercial sales as a result of load growth and colder weather.

Q1 Average Electric Margin / Megawatt hour (“MWh”)
	2011	2010	2009
Dollars per MWh	$59	$59	$62

Fuel for Generation and Purchased Power

Q1 Production Volumes GWh
	2011	2010	2009
Coal and petcoke	2,217	2,299	2,377
Natural gas	661	650	304
Oil	23	6	262
Renewables	415	286	313
Purchased power	271	221	205

Total	3,587	3,462	3,461

Purchased power includes 182 GWh of renewables in Q1 2011 (2010 – 109 GWh; 2009 – 80 GWh).

Q1 Average Unit Fuel Costs
	2011	2010	2009
Dollars per MWh	$48	$52	$43

Fuel for generation and purchased power, including affiliates decreased $10.2 million to $171.0 million in Q1 2011 compared to $181.2 million in Q1 2010. Highlights of the changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Fuel for generation and purchased power, including affiliates – 2010	$181.2
Decreased commodity prices	(13.2)
Increased hydro and wind production	(10.2)
Favourable solid fuel commodity mix and additives related to emission compliance	(10.0)
Unfavorable changes in generation mix and plant performance	10.5
Increased sales volume	7.6
Valuation of contract receivable (see discussion below)	5.4
Other	(0.3)

Fuel for generation and purchased power, including affiliates – 2011	$171.0

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The valuation of the contract receivable from a natural gas supplier required NSPI to utilize a combination of historical and future natural gas prices. NSPI used market-based forward indices when determining future prices. The natural gas supply contract settled in November 2010.

Fuel Adjustment

In December 2010, as part of the FAM regulatory process, the UARB approved NSPI’s setting of the 2011 base cost of fuel and the under-recovered fuel related costs from prior years. The UARB approved the recovery of the prior year cost balance from customers over three years, effective January 1, 2011, with 50 percent to be recovered in 2011, 30 percent in 2012 and 20 percent in 2013.

The fuel adjustment related to the FAM includes the effect of fuel costs in both the current period and two preceding years. The difference between actual fuel costs and amounts recovered from customers in the current period is included in “Fuel adjustment”. This amount, net of the incentive component, is deferred to a FAM regulatory asset in “Regulatory assets” or a FAM regulatory liability in “Regulatory liabilities”. The 2011 fuel adjustment also includes the recovery from customers of a portion of the under-recovered fuel costs from prior years as approved by the UARB as noted above.

The FAM regulatory asset or liability includes amounts recognized as a fuel adjustment and associated interest included in “Interest expense - net”.

Details of the fuel adjustment deferral related to the FAM are summarized in the following table:

millions of Canadian dollars	2011
FAM regulatory asset – Balance at January 1	$92.9
Under-recovery of current period fuel costs	14.2
Recovery from customers from prior periods	(6.4)

FAM regulatory asset – Balance at March 31	$100.7

Income Taxes

Income taxes are lower in Q1 2011 compared to Q1 2010 primarily due to decreased income before provision for income taxes and a lower statutory income tax rate. During Q1 2011, NSPI continued to claim accelerated tax deductions for property, plant and equipment resulting in an income tax recovery.

OUTLOOK

Business Environment

Economic Environment

NSPI will continue to pursue investment opportunities related to the transformation of the energy industry to lower emissions. NSPI has embarked on a significant capital plan to increase the Company's generation from renewable sources and to improve the transmission connections within its service territory as NSPI transitions to less carbon intensive energy sources.

Environmental Legislation

NSPI is subject to environmental regulations as set by both the Province of Nova Scotia and the Government of Canada. The Company continues to work with officials at both levels of government so as to comply with these regulations in an integrated way.

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Operations

NSPI anticipates earning a regulated ROE within its allowed range in 2011. NSPI continues to implement its strategy, which is focused on regulated investments in renewable energy and system reliability projects with an annual capital expenditure plan of approximately $380 million in 2011. The Company expects to finance its capital expenditures with funds from operations, debt and equity.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash mainly through its operations involving the generation, transmission and distribution of electricity. NSPI’s customer base is diversified by both sales volumes and revenues among customer classes. Circumstances that could affect the Company’s ability to generate cash include general economic downturns in our markets, the loss of one or more large customers, regulatory decisions affecting customer rates and changes in environmental legislation.

In addition to internally generated funds, NSPI has access to a $600 million committed syndicated revolving bank line of credit. NSPI has an active commercial paper program for up to $400 million, of which outstanding amounts are 100 percent backed by the Company’s bank lines referred to above, and this results in an equal amount of credit being considered drawn and unavailable.

As at March 31, 2011, the outstanding short-term debt is as follows:

millions of Canadian dollars	Maturity	Credit Line Committed	Utilized	Undrawn and available
Operating credit facility	June 2013 – Revolver	$600	$270	$330

NSPI has debt covenants associated with its credit facilities. Covenants are tested regularly and the Company is in compliance with covenant requirements.

TRANSACTIONS WITH RELATED PARTIES

The Company enters into transactions with related parties in the normal course of operations. All related party transactions with NSPI are governed by a Code of Conduct that is approved by the UARB.

NSPI, Emera Energy Services (“EES”), Bangor Hydro Electric Company (“Bangor Hydro”) and Emera Utility Services (“EUS”) are wholly owned subsidiaries of Emera Inc. (“Emera”). Emera owns a 12.9 percent interest in the Maritimes & Northeast Pipeline (“M&NP”).

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Related party transactions are summarized in the following table:

For the millions of Canadian dollars			Three months ended March 31
	Nature of Service	Presentation	2011	2010
Sales:
EUS	Steam sales	Operating revenues	$0.2	$0.1
Emera	Contract revenues	Operating revenues	2.4	—
Emera	Corporate support and other services	Operating, maintenance and general	0.8	0.8
EES	Net sale of natural gas	Fuel for generation and purchased power – affiliates	0.3	—
EES	Corporate support and other services	Operating, maintenance and general	0.3	0.3
Bangor Hydro	Corporate support and other services	Operating, maintenance and general	0.2	0.2
Other	Corporate support and other services	Operating, maintenance and general	0.4	0.3

Purchases:
EES	Net purchase of electricity	Fuel for generation and purchased power – affiliates	—	1.0
EES	Net purchase of natural gas	Fuel for generation and purchased power – affiliates	—	0.6
Emera	Purchase of power	Fuel for generation and purchased power – affiliates	2.4	—
EUS	Maintenance services	Operating, maintenance and general	4.1	0.5
EUS	Purchase of inventory	Inventory	0.3	0.3
EUS	Construction services	Property, plant and equipment	2.2	3.0

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.2 million (2010 – $4.4 million) during the three months ended March 31, 2011 from M&NP. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at March 31, 2011, the amount payable to M&NP is $1.1 million (December 31, 2010 – $1.0 million) and is under normal interest and credit terms.

During the three months ended March 31, 2011, the Company issued 5.0 million (2010 – nil) common shares to Emera Inc. and an affiliate under common control of Emera Inc. for total consideration of $50.0 million.

Amounts due (to) from associated companies are summarized in the following table:

As at millions of Canadian dollars	March 31 2011	December 31 2010 (adjusted)
Due from associated companies:
EES	$0.1	$0.7

	0.1	0.7

Due to associated companies:
EUS	(2.6)	(5.5)
Emera	(0.5)	(1.4)

	(3.1)	(6.9)

Net due to associated companies	$(3.0)	$(6.2)

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RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

NSPI manages its exposure to commodity price, foreign exchange and interest rate risks in accordance with the Company’s established risk management policies and procedures. The Company uses financial instruments consisting mainly of foreign exchange forwards and coal, oil and gas options and swaps. In addition, the Company enters into physical contracts for the physical purchase and sale of natural gas. Collectively, these contracts are considered “derivatives”.

The Company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that meet the normal purchases and normal sales (“NPNS”) exception. A physical contract generally qualifies for the NPNS exception if the transaction is reasonable in relation to the Company’s business needs, the counterparty owns or controls resources within the proximity to allow for physical delivery, the Company intends to receive physical delivery of the commodity, and the Company deems the counterparty credit worthy. The Company continually assesses contracts designated under the NPNS exception and will discontinue the treatment of these contracts under this exception where the criteria are no longer met.

Derivatives entered into by NSPI that are documented as economic hedges, and for which the NPNS exception has not been taken, receive regulatory deferral as approved by the UARB. These derivatives are recorded at fair value on the balance sheet. The change in fair value of the derivatives is deferred to a regulatory asset or liability. The gain or loss is recognized when the derivatives settle.

Regulatory Items Recognized on the Balance Sheet

The Company has the following categories on the balance sheets related to derivatives receiving regulatory deferral:

millions of Canadian dollars	March 31 2011	December 31 2010 (adjusted)
Derivative instrument assets (including current and other assets)	$57.9	$59.9
Regulatory assets (including current and other assets)	35.7	34.2
Derivative instrument liabilities (including current and long-term liabilities)	(35.7)	(34.2)
Regulatory liabilities (including current and long-term liabilities)	(57.9)	(59.9)

	—	—

Regulatory Impact Recognized in Net Income

The Company recognized in net income the following (losses) gains related to derivatives receiving regulatory deferral:

millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Other expenses, net decrease	—	$1.0
Fuel for generation and purchased power increase	$(15.6)	(37.1)

Total losses	$(15.6)	$(36.1)

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DISCLOSURE AND INTERNAL CONTROLS

The Company, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, have designed as of March 31, 2011 disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

Pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002 (“SOX”), as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the requirement under Section 404(b) of SOX to file an auditor attestation report on an issuer’s ICFR does not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer, as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended. NSPI is currently not an accelerated filer or a large accelerated filer and therefore is not required to file an attestation report on its ICFR.

SUMMARY OF QUARTERLY RESULTS

		Q4	Q3	Q2	Q1	Q4	Q3	Q2
For the quarter ended millions of Canadian dollars	Q1 2011	2010 (adjusted)	2010 (adjusted)	2010 (adjusted)	2010 (adjusted)	2009 (adjusted)	2009 (adjusted)	2009 (adjusted)
Total operating revenues	$371.2	$303.2	$272.2	$273.2	$342.8	$309.3	$269.7	$279.8
Net income attributable to common shareholders	63.6	19.9	18.6	15.5	65.2	17.7	16.7	23.2

Quarterly total operating revenues and net income attributable to common shareholders are affected by seasonality, with Q1 and Q4 the strongest periods, reflecting colder weather and fewer daylight hours at those times of year.

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